EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AU Optronics Corp.

We consent to the incorporation by reference in the registration statement (No.333-188283) on Form F-3 of AU Optronics Corp. of our reports dated March 17, 2015 with respect to the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 20-F of AU Optronics Corp.

/s/ KPMG
Hsinchu, Taiwan (the Republic of China)

March 24, 2015